Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

03 FEB 14 AM 7:21

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

31 January 2003

03003870

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
31 January 2003	Australian Securities and Investments Commission Lodgement Form 207 – Notification of Share Issue
31 January 2003	Announcement to Australian Stock Exchange Appendix 3B - New Issue announcement, Application for Quotation of Additional Securities and Agreement

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 2/19

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

31 January 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Nine (9) pages

Dear Sir

**Re: Stock Exchange Announcement
Appendix 3B**

Attached is Appendix 3B (New Issue Announcement, Application for Quotation of Additional Securities and Agreement) in relation to ordinary shares allotted to the Company's Employee Share Plans pursuant to the shareholders' special business resolution No. 3 at the Annual General Meeting held on 27 October 1988.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

LEND LEASE CORPORATION LIMITED

ABN

32 000 226 228

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,154,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	SHARES ALLOTTED TO THE COMPANY'S EMPLOYEE SHARE PLANS PURSUANT TO SHAREHOLDERS' SPECIAL RESOLUTION NO. 3 AT THE ANNUAL GENERAL MEETING HELD ON 27 OCTOBER 1988

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES ALLOTTED TO THE COMPANY'S EMPLOYEE SHARE PLANS PURSUANT TO SHAREHOLDERS' SPECIAL RESOLUTION NO. 3 AT THE ANNUAL GENERAL MEETING HELD ON 27 OCTOBER 1988
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 JANUARY 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	437,509,060	ORDINARY SHARES

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	RANK EQUALLY FROM THE DATE OF ALLOTMENT WITH ALL OTHER EXISTING ORDINARY SHARES

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: S. Sharpe Date: 31/1/2003
(~~Director/~~Company secretary)

Print name: S J SHARPE

== == == == ==

207 page 1/1 15 July 2001

ASIC registered agent number	
lodging party or agent name	Lend Lease Corporation Limited
office, level, building name **or** PO Box no.	Level 46 Tower Building
street number & name	Australia Square
suburb/city	Sydney state/territory NSW postcode 2000
telephone	(02) 9236-6111
facsimile	(02) 9252-2192
DX number	10230 suburb/city SSE

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name Lend Lease Corporation Limited
A.C.N. 000 226 228

Details of the issue

date of issue (d/m/y) 31 / 1 / 03 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary Shares

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	2,154,333	$0.50	

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 31 / 1 / 03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

03 FEB 14 AM 7:21

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

30 January 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
30 January 2003	Announcement to Australian Stock Exchange GPT Management Fees

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

30 January 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

GPT MANAGEMENT FEES

Lend Lease Corporation Limited ("Lend Lease") announces that it has agreed with General Property Trust ("GPT") to change the basis upon which the GPT management fee is calculated effective 1 January 2003.

The new fee structure includes a highly competitive base management fee which will be reduced from 0.55% per annum of gross assets to 0.40% per annum of gross assets. A performance fee will be introduced and calculated six monthly as 5% of the total return performance above the S&P/ASX Property 200 Accumulation Index based upon opening market capitalisation. The total annual fee would be capped at 0.55% per annum of gross assets, and the performance fee component will be paid in full or in part so that the GPT earnings per unit is not lower than the earnings per unit in the previous corresponding period.

The fee restructure reflects changes in the market in the past 12 months, including a trend in the listed property trust industry towards the inclusion of a performance bonus component to fees.

The new management fee structure is a clear demonstration of Lend Lease's commitment to delivering ongoing improvement in returns to investors in both groups.

Lend Lease's management fee income will be maximised so long as there is ongoing growth in returns to GPT unitholders, strengthening the alignment of interests between GPT investors and the Manager.

Current 2003 financial year earnings guidance for Lend Lease will not be affected if the new incentive fee component is not earned for the six months to June 2003.

Details of the new fee structure are provided in the attachment.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

ATTACHMENT: EXISTING AND NEW FEE STRUCTURES

CURRENT FEE

GPT Management Limited is currently paid an annual fee equivalent to 0.55% of gross assets.

These fee arrangements were approved by unitholders at a meeting in June 2000 and have been in place since 1 July 2000.

Calculation

The fee is calculated as 0.275% of the gross assets of the Trust at the end of the preceding six month period.

Payment

The fee is paid quarterly and in cash on the same date as each quarterly distribution.

NEW FEE

The new fee will be made up of two components – a base management fee and a performance fee (if achieved).

The new arrangements will be effective 1 January 2003.

Calculation: Base management fee

The base management fee will be calculated as 0.20% of the gross assets of the Trust at the end of each preceding six month period.

Calculation: Performance fee component

The performance fee would be based upon the market capitalisation at the end of the preceding six monthly reporting period and will use as the benchmark the 12 month performance to the end of the current reporting period.

Each six months the fee (if payable) will be calculated as 5% of GPT's 1 year total return less the 1 year total return of the S&P/ASX Property 200 Accumulation Index multiplied by the market capitalisation of GPT at the commencement of the period.

Example

GPT market capitalisation	=	$5.3 billion
GPT 1 year performance	=	1% above S&P/ASX Property 200 Accumulation Index
Performance fee	=	0.05 x 0.01 x $5.3 billion = $2.65 million

Total Fee Cap

The total fee payable for any six month period will not exceed 0.275% of the gross assets of the Trust (i.e. the total fee payable under the current arrangements).

GPT Management Limited will receive all or part of the performance fee so that earnings per unit for each six month period is not less than the earnings per unit for the previous corresponding six month period.

Payment

The base management fee will be paid quarterly. The performance fee will be paid six monthly. Both fees will be paid in cash.

Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

03 FEB 14 AM 7:21

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

31 January 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
31 January 2003	Announcement to Australian Stock Exchange Retirement of Director – D H Higgins
31 January 2003	Australian Securities and Investments Commission Lodgement Form 304 – Notification of Change to Officeholders

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

31 January 2003

The Manager
Companies Section
Australian Stock Exchange Limited

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Retirement of Director

Lend Lease Corporation Limited today announced that David Higgins has retired as an Executive Director effective 31 January 2003.

David joined the Lend Lease Group in 1985 and was the Managing Director and Chief Executive from 1995 to December 2002.

The Board thanks David for his contribution and wishes him every success in his new role.

Please find attached Appendix 3Z (Final Director's Interest Notice).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	DAVID HARTMANN HIGGINS
Date of last notice	8 JANUARY 2002
Date that director ceased to be director	31 JANUARY 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,036 ORDINARY SHARES IN LEND LEASE CORPORATION LIMITED (LLC).

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
EMPLOYEE SHARE ACQUISITION PLAN	47,069 VESTED SHARES IN LEND LEASE CORPORATION LIMITED (LLC)

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASIC registered agent number

lodging party or agent name Lend Lease Corporation Limited

office, level, business name or PO Box no. Level 46 Tower Building

street number & name Australia Square

suburb/city Sydney state/territory NSW postcode 2000

telephone (02) 9236-6111

facsimile (02) 9252-2192

DX number 10230 suburb/city SSE

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **304**

Corporations Act 2001

205B & 601CV(1)

Notification of

change to officeholders

corporation name Lend Lease Corporation Limited

ACN or ARBN 000 226 228

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name Higgins **given names** David Hartmann
date of birth (d/m/y) 1 / 11 / 54 place of birth Sydney, NSW
date ceased (d/m/y) 31 / 1 / 03 office held [X] director [ ] secretary [ ] alternate director for:

family name **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held [ ] director [ ] secretary [ ] alternate director for:

family name **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held [ ] director [ ] secretary [ ] alternate director for:

Change of name or address of officeholder

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 31 / 1 / 03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins